

Cleco Corporation
2030 Donahue Ferry Road
PO Box 5000
Pineville, LA 71361-5000
Tel 318.484.7400
www.cleco.com

NEWS RELEASE

Investor Contacts:
Cleco Corporation:
Ryan Gunter
(318) 484-7724
Rodney J. Hamilton
(318) 484-7593

Analyst Inquiries:
Dresner Companies:
Kristine Walczak
(312) 780-7205

Media Contact:
Cleco Corporation:
Fran Phoenix
(318) 484-7467

For Immediate Release

Cleco Corp. Reports Full-Year 2007 Earnings
Issues Guidance for 2008

PINEVILLE, La., Feb. 27, 2008 – Cleco Corp. (NYSE: CNL) today reported 2007 net income applicable to common stock of $151.3 million. Our 2007 net income includes a $72.2 million net gain from the Acadia partnership settlement with Calpine ($48.1 million) and the Calpine bankruptcy claim ($24.1 million).

Net income, excluding the $72.2 million from the Acadia transactions, was up $6.2 million compared to 2006; however, earnings for 2007 were diluted by the August 2006 sale of 6.9 million shares of common stock. Cleco Power's retail sales grew by two percent.

On an earnings per share (EPS) basis, Cleco recorded earnings of $2.54 per diluted share in 2007. Excluding the $1.22 per diluted share from the Acadia partnership settlement and Calpine bankruptcy claim, Cleco recorded earnings of $1.32 per diluted share, down $0.04 per share from the $1.36 per diluted share recorded in 2006.

For the fourth quarter of 2007, Cleco recorded net income of $11.9 million, up $1.1 million compared to the fourth quarter of 2006. Earnings for the fourth quarter of 2007 were $0.20 per diluted share, up $0.01 compared to $0.19 per diluted share recorded in the fourth quarter of 2006.

"We had a good fourth quarter and year. The Acadia partnership transactions positively increased our 2007 earnings; however, we had strong earnings without the Acadia-related income," Cleco President and CEO Michael Madison said. "In 2008, our focus will be on keeping our major solid-fuel generation project, Rodemacher 3, within budget to begin commercial operations no later than the fourth quarter of 2009. We also will be focused on filing our base rate case with the Louisiana Public Service Commission (LPSC), and securing the additional capacity needed to meet our utility customers' long-term power needs."

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Consolidated Diluted Earnings Per Share Allocated to Subsidiaries

		Diluted EPS Three Months Ended Dec. 31		
Subsidiary		**2007**		**2006**
Cleco Power	$	0.33	$	0.22
Cleco Midstream Resources		(0.09)		(0.14)
Corporate and Other[1]		(0.04)		0.11
Earnings applicable to common stock	$	**0.20**	$	**0.19**

[1]Includes dividends on preferred stock

		Diluted EPS Twelve Months Ended Dec. 31		
Subsidiary		**2007**		**2006**
Cleco Power	$	1.42	$	1.21
Cleco Midstream Resources (excluding Acadia partnership settlement and Calpine bankruptcy claim)		(0.22)		(0.07)
Corporate and Other[1]		0.12		0.22
Earnings excluding Acadia partnership settlement and Calpine bankruptcy claim	$	**1.32**	$	**1.36**
Earnings from 2007 Acadia partnership settlement and Calpine bankruptcy claim		1.22		--
Earnings applicable to common stock	$	**2.54**	$	**1.36**

[1]Includes dividends on preferred stock

Results for Fourth-Quarter 2007:

Major Reconciling Items for Fourth-Quarter EPS 2007 vs. 2006:

$	**0.19**	**2006 Fourth-Quarter Diluted EPS**
	0.15	Higher Cleco Power AFUDC
	(0.04)	Higher Cleco Power expenses
	0.05	Lower losses at Cleco Midstream
	(0.09)	Lower proceeds from corporate-owned life insurance
	(0.06)	Lower other corporate results
$	**0.20**	**2007 Fourth-Quarter Diluted EPS**

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Cleco Power

Cleco Power's 2007 fourth-quarter earnings were $0.11 per share higher than in the fourth quarter of 2006.

<u>Overall, nonfuel revenue was even in the quarter-to-quarter comparison with 2006.</u>

· Fourth-quarter 2007 kilowatt-hour sales were approximately the same as a year ago for the same period.

(Million kWh)	For the three months ended Dec. 31		
	2007	**2006**	**Change**
Electric Sales			
Residential	806	792	1.8 %
Commercial	609	580	5.0 %
Industrial	754	762	(1.0)%
Other retail	33	32	3.1 %
Total retail	2,202	2,166	1.7 %
Sales for resale	89	89	--
Unbilled	(86)	(46)	(87.0)%
Total retail and wholesale customer sales	**2,205**	**2,209**	**(0.2)%**

<u>Cleco Power expenses were up $0.04 per share, but offset by $0.15 per share of AFUDC in the quarter-to- quarter comparison.</u>

· Distribution expenses related primarily to tree trimming were up $0.01 per share, planned power plant outages increased maintenance costs by $0.01 per share, and transmission expenses increased by $0.01 per share.

· Damage claims and other miscellaneous items increased expenses by $0.03 per share.

· Capacity payments were $0.01 per share higher primarily due to the March 2006 termination of a power purchase agreement with Calpine Energy Services.

· Interest expense, net, decreased $0.03 per share primarily due to a reversal of accrued interest expense for uncertain tax positions, partially offset by higher interest associated with higher debt balances.

· The equity portion of AFUDC (allowance for funds used during construction) associated with the Rodemacher 3 project was up $0.12 per share, while the debt portion of AFUDC contributed $0.03 per share more than in fourth quarter 2006.

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Cleco Midstream

Cleco Midstream had $0.05 per share of lower losses in the fourth quarter of 2007 compared to the fourth quarter of 2006.

Acadia's earnings were up $0.02 per share mainly due to lower interest paid to the holding company, partially offset by higher turbine maintenance. Evangeline's earnings improved $0.03 per share primarily due to the absence of a 2006 depreciation adjustment.

Other

Corporate earnings decreased $0.15 per share in the quarter-to-quarter comparison. The decrease was due to lower proceeds from corporate-owned life insurance policies in the amount of $0.09 per share, $0.02 per share of lower interest income, $0.02 per share of higher income taxes, $0.02 per share of higher franchise taxes, and $0.01 per share of other miscellaneous expenses, partially offset by $0.01 per share due to the absence of penalties accrued in 2006 related to the Federal Energy Regulatory Commission investigation.

Results for 12 Months ended Dec. 31, 2007:

Major Reconciling Items for 12 Months ended Dec. 31 EPS 2007 vs. 2006:

$	**1.36**	**12 Months ended Dec. 31, 2006, Diluted EPS**
	0.53	Higher Cleco Power AFUDC
	0.12	Higher Cleco Power nonfuel revenue
	(0.06)	Absence of 2006 storm cost transfer to regulatory asset
	(0.04)	Amortization of deferred storm costs
	(0.06)	Cleco Power Dolet Hills planned power plant outage expenses
	(0.06)	Higher Cleco Power interest expense, net
	(0.12)	Higher other Cleco Power nonfuel expenses
	(0.10)	Effect of increased number of outstanding shares
	(0.15)	Lower Cleco Midstream contribution (excluding Acadia settlement and claim)
	(0.08)	Lower proceeds from corporate-owned life insurance
	(0.02)	Lower other corporate results
$	**1.32**	**2007 EPS without Acadia partnership settlement and Calpine bankruptcy claim**
	1.22	Acadia partnership settlement and Calpine bankruptcy claim
$	**2.54**	**12 Months ended Dec. 31, 2007, Diluted EPS**

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Cleco Power

For 2007, Cleco Power's earnings were $1.42 per diluted share, up $0.21 per share from 2006 results.

Overall, nonfuel revenue increased $0.12 per share compared to 2006 results.

Kilowatt-hour sales were $0.04 per share higher. Cooling degree-days were up 2 percent in 2007 compared to 2006 and 13 percent above normal. Heating degree-days were up 10 percent in 2007 compared to 2006 levels, but 14 percent below normal.

(Million kWh)	For the 12 months ended Dec. 31		
	2007	**2006**	**Change**
Electric Sales			
Residential	3,596	3,552	1.2 %
Commercial	2,478	2,109	17.5 %
Industrial	3,008	2,963	1.5 %
Other retail*	135	412	(67.2)%
Total retail	9,217	9,036	2.0 %
Sales for resale	473	480	(1.5)%
Unbilled	(19)	7	(371.4)%
Total retail and wholesale customer sales	**9,671**	**9,523**	**1.5 %**

*Effective August 2006, certain other retail customers were reclassified to commercial customers.

- The collection of a storm cost recovery surcharge, which began in May 2006, increased revenue $0.08 per share.

- Mark-to-market gains in 2007 on energy hedging positions tied to a fixed-price wholesale contract compared to mark-to-market losses in 2006 resulted in a $0.06 per share increase in earnings.

- The absence of the 2006 reversal of previously accrued customer refunds resulted in a $0.05 per share decrease in results.

- Lower transmission services revenue, partially offset by higher distribution joint-use and other miscellaneous revenue, netted a $0.01 per share decrease in results compared to 2006 results.

Cleco Power expenses were up $0.34 per share, but offset by $0.53 per share of AFUDC in the year over year comparison.

- Higher capacity payments of $0.03 per share primarily related to the March termination of the 2006 power purchase agreement with Calpine.

- An $0.06 per share increase was due to the transfer of storm costs from expense to a regulatory asset in 2006.

- Production maintenance expenses were $0.06 per share higher primarily due to a major planned maintenance outage at the Dolet Hills Power Station. Transmission costs increased $0.02 per share primarily related to a new service agreement, and distribution expenses, primarily related to right-of-way clearing, increased $0.03 per share. Increased customer and other miscellaneous expenses, partially offset by the transfer of the unamortized regulatory asset balance for prior storm costs

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(Hurricane Lili and Tropical Storm Isidore) from maintenance expense to the reserve for storm restoration costs, were a net $0.03 per share higher compared to 2006 results.

· Amortization of deferred storm costs increased expenses by $0.04 per share, and depreciation expense from routine property, plant, and equipment additions increased expenses by $0.01 per share.

· Interest expense, net, was up $0.06 per share primarily due to higher short-term debt levels and lower income from temporary investments.

· Higher AFUDC, primarily related to Rodemacher 3 construction, provided an increase in earnings of $0.53 per share. The equity portion of AFUDC totaled $0.42 of the increase.

Finally, Cleco Power's 2007 earnings were reduced by approximately $0.10 per share due to the sale of 6.9 million shares of common stock in August 2006.

Cleco Midstream

Cleco Midstream's earnings were up $1.07 per share compared to the 2006 results.

Excluding the $1.22 per share gain from the Calpine bankruptcy claim and the Acadia partnership settlement, net of impairment of investment, Cleco Midstream's earnings were down $0.15 per share in 2007 compared to 2006.

Contributing to the decline were $0.18 per share of lower results from Acadia due to the absence of the $0.15 per share benefit from the drawdown on a letter of credit in 2006 and $0.03 per share primarily due to lower merchant revenue, higher maintenance expenses, and the absence of proceeds from two insurance claim settlements.

Evangeline's results were up $0.03 per share from 2006 primarily due to the absence of a maintenance depreciation adjustment and 2006 tax true-ups from prior years partially offset by higher interest on tax positions and a net increase in replacement power during a spring outage.

During the second quarter of 2007, Cleco Midstream recorded net income of $48.1 million, or $0.81 per share, from the approval and sale of unsecured bankruptcy claims against Calpine. Upon the August 2007 closing of Cajun Gas Energy's (Cajun) purchase of Calpine's 50 percent ownership in the Acadia project, Cleco Midstream recorded $0.88 per share related to the value of the preferred and guaranteed distribution structures within the Acadia partnership. Subsequently, Cleco Midstream reduced the carrying value of its 50 percent ownership in the Acadia project to the amount paid by Cajun for the other 50 percent interest, resulting in a $0.47 per share impairment. The resulting net gain from the settlement of Acadia claims and partnership value totaled $1.22 per share.

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Other

Corporate earnings decreased $0.10 per share in the year-to-year comparison. Factors contributing to the decrease include $0.08 per share of lower proceeds from corporate-owned life insurance policies, higher corporate franchise tax, lower 2006 insurance proceeds, and the absence of a 2006 tax settlement, partially offset by higher interest income, net, and the conversion of shares of ESOP preferred stock to shares of common stock.

Strategic Update

"We have spent approximately $630 million, including $30 million of AFUDC, on the Rodemacher 3 project since construction began in May 2006, and we are pleased to report that this billion-dollar generating unit is taking shape. We are scheduled to begin commercial operations no later than the fourth quarter of 2009," Madison said.

"Another important project we're working on is our general base rate case. Cleco Power plans to file its rate case with the LPSC by the end of the second quarter this year," Madison said.

Madison stated, "We also are currently evaluating bids received from Cleco Power's long-term Request for Proposal. Cleco Power requested proposals to supply its customers with up to 600 megawatts of intermediate and/or peaking capacity based on our integrated resources planning process, which showed we'll need more capacity even after Rodemacher 3 comes on line. Cleco Power plans to develop a short list of bidders in mid-April and make the final selections in August 2008."

2008 Earnings Guidance:

"We are targeting consolidated 2008 earnings in the range of $1.60 to $1.70 per share," Madison said. "Our 2008 earnings estimate includes Cleco Power results of $1.60 to $1.70 per share, a Midstream loss of $0.10 per share, and corporate results of $0.10 per share.

"Cleco Power's earnings estimate assumes normal weather, 2008 capital expenditures of about $265 million, including AFUDC on the Rodemacher project, and the continuation of our current rate plan. The 2008 target includes approximately $1.05 per share of AFUDC equity income, an approximate $0.50 per share increase from 2007," Madison said. "Midstream's earnings estimate assumes continued performance by Evangeline's tolling counterparty and is based on assumptions about Acadia's plant operations and market conditions."

Cleco management will discuss the company's annual and fourth-quarter 2007 results during a conference call scheduled for 11 a.m. EST (10 a.m. CST) Thursday, Feb. 28, 2008. The call will be broadcast live on the Internet. Replays will be available for 12 months. Investors may access the webcast through the company's Web site at www.cleco.com by selecting "For Investors" and then "Cleco Corporation Fourth-Quarter 2007 Earnings Conference Call."

Cleco Corp. is a regional energy company headquartered in Pineville, La. It operates a regulated electric utility company that serves 273,000 customers across Louisiana. Cleco also operates a wholesale energy business with approximately 1,350 megawatts of nameplate capacity. For more information about Cleco, visit www.cleco.com.

Financial tables follow:

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CLECO CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(Thousands, except share and per share amounts)
(UNAUDITED)

For the three months ended Dec. 31,		2007		2006
Operating revenue				
Electric operations	$	222,401	$	222,628
Other operations		8,807		8,065
Affiliate revenue		2,466		1,199
Gross operating revenue		233,674		231,892
Electric customer credits		--		310
Operating revenue, net		233,674		232,202
Operating expenses				
Fuel used for electric generation		69,283		78,470
Power purchased for utility customers		76,859		68,285
Other operations		27,989		22,600
Maintenance		14,112		11,078
Depreciation		20,077		19,865
Taxes other than income taxes		11,689		9,515
Gain on sales of assets		15		--
Total operating expenses		220,024		209,813
Operating income		13,650		22,389
Interest income		3,724		3,235
Allowance for other funds used during construction		11,240		3,548
Equity income from investees		(4,460)		(6,351)
Other income		890		6,483
Other expense		(1,869)		(2,910)
Interest charges				
Interest charges, including amortization of debt expenses, premium and discount, net of capitalized interest		9,325		13,443
Allowance for borrowed funds used during construction		(5,643)		(1,311)
Total interest charges		3,682		12,132
Income from continuing operations before income taxes		19,493		14,262
Federal and state income tax expense		7,585		3,126
Income from continuing operations		11,908		11,136
Discontinued operations				
Income from discontinued operations, net of tax		--		75
Net income		11,908		11,211
Preferred dividends requirements, net		12		425
Net income applicable to common stock	$	11,896	$	10,786

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CLECO CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (Continued)
(Thousands, except share and per share amounts)
(UNAUDITED)

For the three months ended Dec. 31,		2007		2006
Average shares of common stock outstanding				
Basic		59,638,675		57,202,384
Diluted		59,973,467		59,460,959
Basic earnings per share				
From continuing operations	$	0.20	$	0.19
Net income applicable to common stock	$	0.20	$	0.19
Diluted earnings per share				
From continuing operations	$	0.20	$	0.19
Net income applicable to common stock	$	0.20	$	0.19
Cash dividends paid per share of common stock	$	0.225	$	0.225

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CLECO CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(Thousands, except share and per share amounts)

For the 12 months ended Dec. 31,		2007		2006
Operating revenue				
Electric operations	$	**988,193**	$	959,393
Other operations		**35,285**		30,233
Affiliate revenue		**7,138**		6,356
Gross operating revenue		**1,030,616**		995,982
Electric customer credits				4,693
Operating revenue, net		**1,030,616**		1,000,675
Operating expenses				
Fuel used for electric generation		**273,954**		265,450
Power purchased for utility customers		**385,247**		374,712
Other operations		**102,479**		90,661
Maintenance		**49,498**		40,082
Depreciation		**79,904**		74,975
Taxes other than income taxes		**41,975**		39,888
Loss (gain) on sales of assets		**15**		(69)
Total operating expenses		**933,072**		885,699
Operating income		**97,544**		114,976
Interest income		**11,754**		10,452
Allowance for other funds used during construction		**32,955**		7,779
Equity income from investees		**93,148**		24,452
Other income		**29,531**		7,412
Other expense		**(4,405)**		(4,081)
Interest charges				
Interest charges, including amortization of debt expenses, premium and discount, net of capitalized interest		**51,111**		47,116
Allowance for borrowed funds used during construction		**(13,145)**		(2,845)
Total interest charges		**37,966**		44,271
Income from continuing operations before income taxes		**222,561**		116,719
Federal and state income tax expense		**70,772**		42,049
Income from continuing operations		**151,789**		74,670
Discontinued operations				
Loss from discontinued operations, net of tax		**--**		(79)
Net income		**151,789**		74,591
Preferred dividends requirements, net		**458**		1,735
Net income applicable to common stock	$	**151,331**	$	72,856

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CLECO CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (Continued)
(Thousands, except share and per share amounts)

For the 12 months ended Dec. 31,		2007		2006
Average shares of common stock outstanding				
Basic		58,976,052		52,751,021
Diluted		59,717,528		55,028,211
Basic earnings per share				
From continuing operations	$	2.55	$	1.36
Net income applicable to common stock	$	2.55	$	1.36
Diluted earnings per share				
From continuing operations	$	2.54	$	1.36
Net income applicable to common stock	$	2.54	$	1.36
Cash dividends paid per share of common stock	$	0.900	$	0.900

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CLECO CORPORATION
CONSOLIDATED BALANCE SHEETS
(Thousands)

	At Dec. 31, 2007		At Dec. 31, 2006
Assets			
Current Assets			
Cash and cash equivalents	$ **129,013**	$	192,471
Accounts receivable, net	**87,983**		79,048
Other current assets	**191,681**		265,789
Total Current Assets	**408,677**		537,308
Property, plant and equipment, net	**1,725,880**		1,304,887
Equity investment in investees	**258,101**		307,136
Prepayments, deferred charges and other	**318,077**		311,773
Total Assets	$ **2,710,735**	$	2,461,104
Liabilities			
Current Liabilities			
Long-term debt due within one year	$ **100,000**	$	50,000
Accounts payable	**129,946**		151,653
Other current liabilities	**131,633**		186,858
Total Current Liabilities	**361,579**		388,511
Deferred credits and other liabilities	**568,684**		557,031
Long-term debt, net	**769,103**		619,341
Total Liabilities	**1,699,366**		1,564,883
Shareholders' Equity			
Preferred stock	**1,029**		20,092
Common shareholders' equity	**1,018,731**		885,439
Accumulated other comprehensive loss	**(8,391)**		(9,310)
Total Shareholders' Equity	**1,011,369**		896,221
Total Liabilities and Shareholders' Equity	$ **2,710,735**	$	2,461,104

Please note: In addition to historical financial information, this news release contains forward-looking statements about future results and circumstances, including, without limitation, regarding the Rodemacher Unit 3 project and earnings guidance. There are many risks and uncertainties with respect to such forward-looking statements, including the weather and other natural phenomena, state and federal legislative and regulatory initiatives, the timing and extent of changes in commodity prices and interest rates, the operating performance of Cleco Power's and Cleco Midstream's facilities, the financial condition of the company's tolling agreement counterparty, the performance of the tolling agreement by such counterparty, construction and operational startup of Rodemacher Unit 3, the outcome of Cleco Power's rate case, the results of Cleco Power's long-term RFP, and other risks and uncertainties more fully described in the company's latest Annual Report on Form 10-K. Actual results may differ materially from those indicated in such forward-looking statements.

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